UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SEACOR Holdings Inc.

Common Stock

(Title of Class of Securities)

811904101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☐  Rule 13d-1(c)
☒   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Charles Fabrikant I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 785,159 (see Item 4)
	6	Shared Voting Power: 498,071 (see Item 4)
	7	Sole Dispositive Power: 785,159 (see Item 4)
	8	Shared Dispositive Power: 498,071 (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,283,230 (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9): 7.48% (see Item 4)
12	Type of Reporting Person (See Instructions): IN

Item 1.

(a)  Name of Issuer: SEACOR Holdings Inc. (the "Issuer")

(b)  Address of Issuer’s Principal Executive Offices:
2200 Eller Drive
Fort Lauderdale, FL 33316

Item 2.
(a)  Name of Person Filing: Charles Fabrikant ("Mr. Fabrikant")

(b)  Address of Principal Business Office or, if none, Residence:
c/o SEACOR Holdings Inc.
2200 Eller Drive, PO Box 13038
Fort Lauderdale, FL 33316

(c)  Citizenship: Mr. Fabrikant is a United States citizen

(d)  Title of Class of Securities: Common Stock, par value $0.01 per share (the "Common Stock")

(e)  CUSIP Number: 811904101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	Group, in accordance with §240.1 3d-1 (b)(1)(ii)(J).

Item 4. Ownership.

(a)-(c) The responses of Mr. Fabrikant to Rows 5, 6, 7, 8, 9 and 11 of the cover page, which relate to the beneficial ownership of the Common Stock of the Issuer, are incorporated by reference.

As of December 31, 2015, Mr. Fabrikant beneficially owned an aggregate of 1,283,230 shares of Common Stock: (i) 376,479 shares owned directly; (ii) 65,600 shares of restricted stock; (iii) 253,844 shares, which Mr. Fabrikant has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer; (iv) 348,529 shares owned by Fabrikant International Corporation, of which he is President; (v) 89,236 shares owned by VSS Holding Corporation, of which he is President and sole stockholder; (vi) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee; (vii) 14,826 shares held by his spouse; (viii) 18,995 shares owned by the Article Sixth Trust U/W/O Elaine Fabrikant FBO Eric Fabrikant, of which he is a trustee; (ix) 60,000 shares held by the Charles Fabrikant 2012 GST Exempt Trust, of which his spouse is a trustee; (x) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which his spouse is a trustee; (xi) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which his spouse is a trustee; and (xii) 42,121 shares owned by the Charles Fabrikant 2009 Family Trust, of which he is a trustee. Accordingly, as of December 31, 2014, Mr. Fabrikant beneficially owned approximately 7.48% of the Common Stock outstanding (based upon 17,154,900 shares of Common Stock outstanding).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

tem 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 5, 2016

/s/ Charles Fabrikant
Charles Fabrikant